Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 16, 2010
Relating to Registration Statement on Form S-3 Registration No. 333-167049

Northern Oil and Gas, Inc. (the “Company”) hereby provides the following additional disclosures of certain information that the Company intends to provide the U.S. Securities Exchange Commission (the “SEC”) in connection with the SEC’s ongoing periodic review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (as amended) and the Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (as amended):

Oil and Gas Properties

The value of the Company’s oil and gas properties consists of all acreage acquisition costs (including cash expenditures and the value of stock consideration) drilling costs and other associated capitalized costs.  Each of these costs contributed to the Company’s $36.6 million increase in oil and gas properties during the second quarter of 2010.

North Dakota Acquisitions

In the second quarter of 2010, the Company acquired approximately 16,861 net mineral acres in all of its key prospect areas in the form of both effective leases and top-leases.  Approximately 5,800 net mineral acres were acquired directly from mineral owners or lessees by the Company or agents acting on its behalf.

In the second quarter of 2010, the Company completed 42 separate acreage acquisitions involving properties spanning across the following counties of North Dakota:  Burke, Divide, Dunn, McKenzie, Mountrail, Stark and Williams.  The Company did not acquire any properties outside North Dakota during the second quarter of 2010.  These acquisitions consisted of an average of 402 net mineral acres per transaction for an average cost of approximately $1,015 per net mineral acre.  Except for the Company’s acquisition from JAG Oil Limited Partnership and G.G. Rose, L.L.C. of approximately 3,498.47 net acres, no single acquisition during the second quarter involved more than 2.5% of the total acreage acquired during the quarter.  Further, no single acquisition during the second quarter involved more than 3% of the Company’s total acreage.

Unevaluated Properties

The Company had 1.55 net wells drilling and completing as of December 31, 2009.  All properties that are not classified as proven properties are considered unevaluated properties and, thus, the costs associated with such properties are not subject to depletion.  Once a property is classified as proven, all associated acreage and drilling costs are subject to depletion.

The Company historically has acquired its properties by purchasing individual or small groups of leases directly from mineral owners or from landmen or lease brokers, which leases historically have not been subject to specified drilling projects, and by purchasing lease packages in identified project areas controlled by specific operators.  The Company generally participates in drilling activities on a heads up basis by electing whether to participate in each well on a well-by-well basis at the time wells are proposed for drilling, with the exception of three defined drilling projects with Slawson.

As of December 31, 2009, the Company was participating in three defined drilling projects with Slawson covering an aggregate of 9,390 net acres controlled by the Company.  The Windsor project area includes approximately 3,323 net acres controlled by the Company, primarily located in Mountrail and surrounding counties of North Dakota.  The Anvil project includes approximately 3,750 net acres controlled by the Company in Roosevelt and Sheridan Counties of Montana and Williams County, North Dakota.  The South West Big Sky project includes approximately 2,317 total net acres controlled by the company in Richland County, Montana.

The Company believes that the majority of its unproved costs will become subject to depletion within the next five years by proving up reserves relating to its acreage through exploration and development activities, by impairing the acreage that will expire before the Company can explore or develop it further or by determining that further exploration and development activity will not occur.  In particular, the Company believes all of its acreage within the Windsor, Anvil and South West Big Sky project areas will be classified as proved properties during 2010.  The timing by which all other properties will become subject to depletion will be dependent upon the timing of future drilling activities and delineation of the Company’s reserves.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which  this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it from Canaccord Genuity, Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, phone: (800) 225-6201.